Exhibit 10.1

TAX SHARING AGREEMENT

THIS TAX SHARING AGREEMENT (“Agreement”) is entered into as of October 30, 2008 by and between Hearst Holdings, Inc., a Delaware corporation (“Hearst”), and Hearst-Argyle Television, Inc., a Delaware corporation (“Argyle”).

RECITALS

WHEREAS, Hearst is the common parent of an affiliated group of corporations for U.S. federal income tax purposes within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Hearst Group (as defined below) files and intends to continue to file consolidated U.S. federal income tax returns as permitted by Section 1501 of the Code;

WHEREAS, as of July 1, 2008, the Argyle Group (as defined below) became a member of Hearst’s affiliated group of corporations (for U.S. federal income tax purposes), and Argyle desires that the Argyle Group (as defined below) join in the filing of the Hearst Group’s consolidated U.S. federal income tax return as of such date;

WHEREAS, certain members of the Argyle Group and certain members of the Hearst Sub-Group (as defined below), desire that such members file and intend to file returns relating to Combined State Taxes (as defined below); and

WHEREAS, Hearst and Argyle desire to agree upon a method for determining the financial consequences to each party and their subsidiaries resulting from the filing of consolidated U.S. federal income tax returns and returns related to Combined State Taxes; and

WHEREAS, Argyle desires Hearst to provide certain services to Argyle and Hearst desires to provide certain services to Argyle, in each case, relating to U.S. federal, state, local and non-U.S. taxes.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Hearst and Argyle, for themselves, their successors and assigns, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1      Definitions.  For purposes of this Agreement, the terms set forth below shall have the following meanings.

“Argyle Combined State Tax Liability” shall mean, with respect to any taxable year (or portion thereof) and any jurisdiction, an amount of Combined State Taxes determined in accordance with the principles set forth in the definition of Argyle U.S. Federal Tax Liability.

“Argyle Separate Returns” shall mean any tax return required to be filed by Argyle or a subsidiary of Argyle (including any consolidated, combined or unitary tax return) that does not include any member of the Hearst Sub-Group.

“Argyle U.S. Federal Tax Liability” shall mean, with respect to any taxable year (or portion thereof), the sum of the Argyle Group’s U.S. Federal Tax liability and any interest, penalties and other additions to such taxes for such taxable year, computed as if the Argyle Group were not and never were part of the Hearst Group, but rather were a separate affiliated group of corporations filing a consolidated U.S. federal income tax return pursuant to Section 1501 of the Code, provided, however, that transactions with members of the Hearst Sub-Group shall be reflected according to the provisions of the consolidated return regulations promulgated under the Code governing intercompany transactions, and any Deconsolidation shall trigger any deferred amounts, excess loss accounts or similar items.  Such computation shall be made (A) without regard to the income, deductions (including net operating loss and capital loss deductions) and credits in any year of any member of the Hearst Sub-Group, (B) by taking into account any Tax Asset of the Argyle Group in accordance with Section 2.1(c)(iv) hereof (without duplication), (C) as though the highest rate of tax specified in subsection (b) of Section 11 of the Code (or any other similar rates applicable to specific types of income) were the only rates set forth in that subsection, and with other similar adjustments as described in Section 1561 of the Code, and (D) reflecting the positions, elections and accounting methods used by the Hearst in preparing the consolidated U.S. federal income tax return for the Hearst Group.

“Argyle Group” shall mean, at any time, Argyle and any direct or indirect corporate subsidiaries of Argyle that would be eligible to join with Argyle, (i) with respect to U.S. Federal Taxes, in the filing of a consolidated U.S. federal income tax return if Argyle were not consolidated with Hearst and (ii) with respect to Combined State Taxes, in the filing of a consolidated, combined or unitary income or franchise tax return if Argyle were not consolidated, combined or filing on a unitary basis with any member of the Hearst Sub-Group.

“Combined State Tax” means, with respect to each state or local taxing jurisdiction, any income, franchise or similar tax payable to such state or local taxing jurisdiction in which a member of the Argyle Group files tax returns with a member of the Hearst Sub-Group, on a consolidated, combined or unitary basis for purposes of such income or franchise tax.

“Deconsolidation” means any event pursuant to which Argyle ceases to be a subsidiary corporation includible in a consolidated tax return of the Hearst Group for U.S. Federal Tax purposes.

“Final Determination” shall mean (i) with respect to U.S. Federal Taxes, a “determination” as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870AD (or any other settlement or resolution of U.S. Federal Tax intended to be final) and, with respect to taxes other than U.S. Federal Taxes, any final determination of liability in respect of a tax that, under applicable law, is not subject to further appeal, review or modification through proceedings or otherwise, (ii) any final disposition of a tax issue by reason of the expiration of a statute of limitations or (iii) the payment of any tax by Hearst with respect to any item disallowed or adjusted by any taxing authority where Hearst determines in good faith, and after giving due consideration to any concerns or objections raised by Argyle, that no action should be taken to recoup such payment.

“Hearst Group” shall mean, at any time, Hearst and each direct and indirect corporate subsidiary eligible to join with Hearst in the filing of a consolidated U.S. federal income tax return.

“Hearst Sub-Group” shall mean, at any time, Hearst and each of its direct and indirect corporate subsidiaries other than those subsidiaries that are members of the Argyle Group.

“Post-Deconsolidation Tax Period” means (i) any tax period beginning and ending after the date of Deconsolidation and (ii) with respect to a tax period that begins before and ends after the date of Deconsolidation, such portion of the tax period that commences on the day immediately after the date of Deconsolidation.

“Pre-Deconsolidation Tax Period” means (i) any tax period beginning and ending before or on the date of Deconsolidation and (ii) with respect to a period that begins before and ends after the date of Deconsolidation, such portion of the tax period ending on and including the date of Deconsolidation.

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other deduction, credit or tax attribute which could reduce taxes (including, without limitation, deductions and credits related to alternative minimum taxes).

“U.S. Federal Tax” means any tax imposed under Subtitle A of the Code, including any interest, penalties or additions to tax.

1.2      Internal References.  Unless the context indicates otherwise, references to Articles, Sections and paragraphs shall refer to the corresponding articles, sections and paragraphs in this Agreement and references to the parties shall mean the parties to this Agreement.

ARTICLE II

TAX SHARING

2.1      Tax Sharing.

(a)  General.  Subject to Section 2.1(c)(iv) below, for each taxable year (or portion thereof) of the Hearst Group during which income, loss, or credit against tax of the Argyle Group are includible in the consolidated U.S. federal income tax return of the Hearst Group, Argyle shall pay to Hearst an amount equal to the Argyle U.S. Federal Tax Liability, and for each taxable period during which income, loss or credit against tax of any member of the Argyle Group are includible in a return relating to a Combined State Tax, Argyle shall pay Hearst an amount equal to the Argyle Combined State Tax Liability for such taxable period, each as shown on the Pro Forma Returns (as defined in paragraph (c) below) in the manner specified in Sections 2.1(b) and 2.1(c)(ii).

(b)  Estimated Payments.  Hearst shall determine the amount of the estimated tax installment of the Argyle U.S. Federal Tax Liability (corresponding to Hearst’s estimated U.S. Federal Tax installment), as determined under the principles of Section 2.1(a) of this Agreement, and shall provide Argyle with notice of such amount.  Argyle shall, within 5 business days of receipt of such notice (but in no event earlier than 5 business days prior to the due date of Hearst’s corresponding estimated tax payment), pay to Hearst the amount set forth in such notice.  Hearst shall determine under provisions of applicable law the amount of the estimated tax installment of the Argyle Combined State Tax Liability (corresponding to the relevant estimated Combined State Tax installment), as determined under the principles of Section 2.1(a) of this Agreement.  Argyle shall, within 5 business days of receipt of such notice (but in no event earlier than 5 business days prior to the due date of Hearst’s corresponding estimated tax payment), pay to Hearst the amount so determined.  Hearst shall in good faith give due consideration to any concerns or objections raised by Argyle with respect to the amounts set forth in the foregoing notices.

(c)   Payment of Taxes at Year-End.

(i)   On or before the due date (including all applicable and valid extensions) for the Hearst Group’s consolidated U.S. federal income tax return, Hearst shall prepare a pro forma U.S. Federal Tax return (a “Pro Forma U.S. Federal Return”) of the Argyle Group reflecting the Argyle U.S. Federal Tax Liability.  On or before the due date for each Combined State Tax return, Hearst shall prepare the relevant pro forma Combined State Tax return (each a “Pro Forma Combined State Return” and together with the Pro Forma U.S. Federal Return, the “Pro Forma Returns”) of the Argyle Group reflecting the relevant Argyle Combined State Tax Liability.  The Pro Forma Returns shall be prepared in good faith and in a manner generally consistent with past practice.  Hearst shall provide Argyle with copies of such Pro Forma Returns on or prior to their due date, and Argyle shall have the right at its own expense to review, ask questions and provide comments (including asking questions of and providing comments to Deloitte (or such other accounting firm engaged to review such returns pursuant to Section 2.1(e) below)) with respect to the Pro Forma Returns, and Hearst shall in good faith give due consideration to any such questions or comments raised by Argyle.

(ii)  Argyle shall pay to Hearst, or Hearst shall pay to Argyle, as appropriate, an amount equal to the difference, if any, between the Argyle U.S. Federal Tax Liability reflected on the Pro Forma U.S. Federal Return for such year and the aggregate amount of the estimated installments of the Argyle U.S. Federal Tax Liability for such year made pursuant to Section 2.1(b).  Argyle shall pay to Hearst, or Hearst shall pay to Argyle, as appropriate, an amount equal to the difference, if any, between the Argyle Combined State Tax Liability reflected on the relevant Pro Forma Combined State Tax Return for such year and the aggregate amount of the estimated installments paid for such year with respect to the corresponding Argyle Combined State Tax Liability pursuant to Section 2.1(b).  Hearst shall provide notice to Argyle of amounts payable pursuant to this Section 2.1(c)(ii), and Hearst shall in good faith give due consideration to any concerns or objections raised by Argyle with respect to such amounts.  Amounts payable pursuant to this Section 2.1(c)(ii) shall be paid within ten (10) days of the delivery of the related Pro Forma Returns.

(iii)  In the event that Hearst makes a cash deposit with a taxing authority in order to stop the running of interest or makes a payment of tax and correspondingly takes action to recoup such payment (such as suing for a refund), Argyle shall pay to Hearst an amount equal to Argyle’s share of the amount so deposited or paid (calculated in a manner consistent with the determinations provided in this Article 2).  Upon receipt by Hearst of a refund of any amounts paid by it in respect of which Argyle shall have advanced an amount hereunder, Hearst shall pay to Argyle the amount of such refund, together with any interest received by it on such refund, as soon as practicable following receipt.  If and to the extent that any claim for refund or contest based thereupon shall be unsuccessful, the payment by Argyle under this Section 2.1(c)(iii) shall be credited toward Argyle’s obligations under this Section 2.1(c)(iii) and any other payment obligation of Argyle under Section 2.1(d) below.

(iv)  If a Pro Forma Return reflects a Tax Asset of the Argyle Group, Hearst shall pay to Argyle (including by crediting amounts otherwise payable by Argyle pursuant to this Agreement) an amount equal to the actual tax savings that would otherwise have been achieved by the Argyle Group as a result of such Tax Asset determined as if the Argyle Group was not (and had not been) a member of the Hearst Group; provided, however, that to the extent Hearst (x) is not required to pay an amount to Argyle with respect to a Tax Asset of the Argyle Group pursuant to the foregoing clause of this Section 2.1(c)(iv) (because, for example, such Tax Asset would have expired unused if the Argyle Group was not (and had not been) a member of the Hearst Group) and (y) such Tax Asset of the Argyle Group may under applicable law be used (or has been used) to reduce the U.S. Federal Tax Liability or state or local tax liability of the Hearst Sub-Group for any taxable period, Hearst shall pay to Argyle (including by crediting amounts otherwise payable by Argyle pursuant to this Agreement) an amount equal to fifty (50) percent of the actual tax savings produced by such Tax Asset at the time such Tax Asset of the Argyle Group would have expired if the Argyle Group was not (and had not been) a member of the Hearst Group.

(d)  Treatment of Adjustments.  If any adjustment is made in a consolidated U.S. federal income tax return of the Hearst Group or in a return relating to a Combined State Tax (including as a result of a Final Determination) after the filing thereof in which income or loss of the Argyle Group (or any member thereof) is included, then within 10 business days notice of such event, Argyle shall pay to Hearst or Hearst shall pay to Argyle, as the case may be, the difference between all payments actually made under Section 2.1 with respect to the taxable year or period covered by such tax return and all payments that would have been made under Section 2.1 taking such adjustment into account, together with any penalties actually paid and any applicable interest paid or received in respect of such adjustment.

(e)  Preparation of Returns and Contests.  So long as (i) the Hearst Group elects to file consolidated U.S. federal income tax returns as permitted by Section 1501 of the Code or (ii) any Combined State Tax return is filed, Hearst shall prepare and file such returns and any other returns, documents or statements required to be filed with the Internal Revenue Service with respect to the determination of the U.S. Federal Tax liability of the Hearst Group and with the appropriate taxing authorities with respect to the determination of a Combined State Tax liability.  All such returns (including the Pro Forma Returns) shall be determined by Hearst in good faith and shall be reviewed by Deloitte (or such other nationally recognized firm of independent public accountants as may be retained by Hearst at the time of such determination).  Without limiting the foregoing, Hearst shall have the right with respect to any consolidated U.S. federal income tax returns or returns relating to a Combined State Tax that it has filed or will file to determine (i) the manner in which such returns, documents or statements shall be prepared and filed, including, without limitation, the manner in which any item of income, gain, loss, deduction or credit shall be reported, (ii) whether any extensions should be requested, and (iii) the elections that will be made by any member of the Hearst Group.  In addition, Hearst shall have the right, in good faith, to (i) contest, compromise or settle any adjustment or deficiency proposed, asserted or assessed as a result of any audit of any consolidated U.S. federal income tax return or return relating to a Combined State Tax, (ii) file, prosecute, compromise or settle any claim for refund, and (iii) determine whether any refunds shall be received by way of refund or credited against tax liabilities.  In addition, Hearst shall prepare and file ruling requests and take all other actions on behalf of any member of the Hearst Group that it deems appropriate.  Hearst shall, to the extent such information is available, advise Argyle of any significant Argyle tax issue being contested by the U.S. federal, state, local or other taxing authorities (an “Argyle Tax Issue”), and shall keep Argyle informed with respect to any contest, compromise or settlement thereof.  In the case of any audit or examination by, or contest or litigation against, any taxing authority (a “Tax Proceeding”), in each case, with respect to any significant Argyle Tax Issue, (i) Argyle shall have the right to participate, at its own expense, in such Tax Proceeding, (ii) Hearst shall provide Argyle with a timely and reasonably detailed account of each stage of such Tax Proceeding, (iii) Hearst shall consult with Argyle before taking any significant action in connection with such Tax Proceeding, (iv) Hearst shall consult with Argyle and offer Argyle an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (v) Hearst shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding and (vi) Hearst shall not settle, compromise or abandon any such Tax Proceeding without providing written notice of such proposed settlement, compromise or abandonment and giving due consideration to any concerns or objections raised by Argyle with respect to such proposed settlement, compromise or abandonment, if such settlement, compromise or abandonment could have an adverse impact on Argyle.  Argyle shall fully cooperate with regard to any and all Tax Proceedings to the extent reasonably requested by Hearst (which cooperation may include, for example, providing Hearst with Argyle tax returns, books and records, and access to Argyle’s internal and external financial and tax personnel).

2.2      Reimbursement for Certain Services.  Hearst shall provide services in connection with this Agreement, including but not limited to, (i) those services relating to the preparation of tax returns (including Pro Forma Returns) described herein and (ii) services relating to other activities described in Section 2.1(e) and Section 2.3.  Argyle shall reimburse Hearst for its allocated share of any and third-party fees and expenses incurred by Hearst with respect to such services, which allocation shall be determined by Hearst in good faith.  Hearst shall calculate the amount payable and provide notice to Argyle with respect to such amount, and Argyle shall pay such amount to Hearst within fifteen (15) business days of receipt of the notice.

2.3      Additional Services.  Hearst will provide the tax services described in this Article II with respect to all of the separate state, local and foreign taxes of any members of the Argyle Group that do not relate to consolidated U.S. federal income taxes or Combined State Taxes.  Hearst will provide these services in a manner consistent with the principles contained in Article II and Argyle shall reimburse Hearst for such services in a manner consistent with the Intercompany Services Agreement, dated as of August 29, 1997, as amended, between Hearst and Argyle.  Argyle shall have the exclusive obligation and right to prepare and file, or to cause to be prepared and filed, all federal and state income tax returns (including any amended returns) and control all examinations of federal and state income tax returns that pertain to tax periods ending prior to the effective date of this Agreement.

ARTICLE III

POST-DECONSOLIDATION

3.1.     Additional Rights and Liabilities Post-Deconsolidation.

(a)   Argyle covenants that on or after a Deconsolidation it will not, nor will it cause or permit any member of the Argyle Group to make or change any tax election, change any accounting method, amend any tax return or take any tax position on any tax return, in each case in respect of any Pre-Deconsolidation Tax Period, that would reasonably be expected to result in any increased tax liability or reduction of any Tax Asset of the Hearst Group or any member thereof (immediately after the Deconsolidation) in respect of any Pre-Deconsolidation Tax Period, without first obtaining the prior written consent of Hearst (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)   In the event of a Deconsolidation, Hearst may, at its option, elect and Argyle shall join Hearst in electing (if necessary), to reattribute to itself certain Tax Assets of the Argyle Group pursuant to Treasury Regulation Section 1.1502-20(g) and, if Hearst makes such election, Argyle shall comply with the requirements of Treasury Regulation Section 1.1502-20(g)(4)).  If Hearst elects to reattribute to itself any Tax Assets under this Section 3.1(b), Hearst shall pay Argyle an amount equal to the anticipated tax savings (which would include refunds actually received) produced by such Tax Asset.

(c)  Hearst agrees to pay to Argyle the actual tax benefit received by Hearst Group from the use in any Pre-Deconsolidation Tax Period of a carryback of any Tax Asset of the Argyle Group from a Post-Deconsolidation Tax Period.  Such benefit shall be considered equal to the excess of (i) the amount of U.S. Federal Taxes or state or local taxes, as the case may be, that would have been payable by the Hearst Group in the absence of such carryback over (ii) the amount of U.S. Federal Taxes or state or local taxes, as the case may be, actually payable by the Hearst Group.  Payment of the amount of such benefit shall be made within 10 business days of the filing of the applicable tax return for the taxable year in which the Tax Asset is utilized.  If, subsequent to the payment by Hearst to Argyle of any such amount, there shall be (A) a Final Determination which results in a disallowance or a reduction of the Tax Asset so carried back or (B) a reduction in the amount of the benefit realized by the Hearst Group as a result of any other Tax Asset that arises in a Post-Deconsolidation Tax Period, Argyle shall repay to Hearst, within 10 business days of such event described in (A) or (B) (an “Event” or, collectively, the “Events”) any amount that would not have been payable to Argyle pursuant to this Section 3.1(c) had the amount of the benefit been determined in light of the Events.  Argyle shall hold Hearst harmless for any penalty or interest payable by any member of the Hearst Group, as a result of any Event described in clause (A) above.  Any such amount shall be paid by Argyle to Hearst within 10 business days of the payment by Hearst or any member of the Hearst Group of any such interest or penalty.

ARTICLE IV

MISCELLANEOUS

4.1.  Limitation of Liability.  Neither Hearst nor Argyle shall be liable to the other for any special, indirect, incidental or consequential damages of the other arising in connection with this Agreement; provided, however that in the event that (i) the Internal Revenue Service (or other competent taxing authority) asserts a tax liability directly against Argyle or any member of the Argyle Group, pursuant to its authority under Treasury Regulation Section 1.1502-6 (or other relevant statutory authority), (ii) Argyle has made all payments and performed all of its obligations otherwise required of it under this Agreement with respect to such liability or otherwise, and (iii) Hearst was given the opportunity to contest, settle or compromise such liability pursuant to Section 2.1(e) of this Agreement, then Hearst shall indemnify Argyle for actual payments made after a Final Determination with respect to such liability to the extent that such payments exceed Argyle’s share of such liability (calculated in a manner that avoids double-counting under this Agreement), such share determined in accordance with Article II of this Agreement.  Notwithstanding the foregoing, Hearst shall not be required to indemnify Argyle under this Section 4.1 except to the extent that the actual payments made by Argyle with respect to the tax liability over Argyle’s share of such liability exceeds $25,000.

4.2      Tax Characterization of Payments.  For all Tax purposes and notwithstanding any other provision of this Agreement, to the extent permitted by applicable law, the parties hereto shall treat any payment made pursuant to this Agreement (other than any payment made in satisfaction of an intercompany obligation and a payment made pursuant to Sections 2.2 and 2.3) as a capital contribution or dividend distribution, as the case may be, and, accordingly, as not includible in the taxable income of the recipient.  If, as a result of a Final Determination, it is determined that the receipt or accrual of any payment made under this Agreement is taxable to the recipient, the party responsible for such payment shall pay to such recipient an amount equal to any increase in the taxes of the recipient as a result of receiving the payment (grossed up to take into account such payment, if applicable).

4.3.  Subsidiaries.

(a)  Performance.  Hearst agrees and acknowledges that Hearst shall be responsible for the performance of the obligations of each member of the Hearst Sub-Group hereunder applicable to such subsidiary.  Argyle agrees and acknowledges that Argyle shall be responsible for the performance by each member of the Argyle Group of the obligations hereunder applicable to such member.

(b)   Application to Present and Future Subsidiaries.  This Agreement is being entered into by Hearst and Argyle on behalf of themselves and each member of the Hearst Sub-Group and Argyle Group, respectively.  This Agreement shall constitute a direct obligation of each such member and shall be deemed to have been readopted and affirmed on behalf of any corporation which becomes a member of the Hearst Sub-Group or Argyle Group in the future.

4.4.  Cooperation.  Hearst and Argyle shall cooperate fully in the implementation of this Agreement, including but not limited to, providing promptly to the requesting party such assistance and documentation as may be reasonably requested by such party in connection with any of the activities described in Article II or Article III.  In addition, Hearst and Argyle shall retain all relevant tax records for relevant open periods in accordance with past practice.

4.5.  Agent.  Each member of the Argyle Group hereby irrevocably appoints Hearst as its agent and attorney-in-fact to take any action as Hearst may deem necessary or appropriate to effect Section 2.1 including, without limitation, those actions specified in Treasury Regulation Section 1.1502-77(a).

4.6.     Ratification.  This Agreement is subject to ratification by the independent members of Argyle’s Board of Directors in all respects.

4.7      Amendments.  This Agreement may not be amended or terminated orally, but only by a writing duly executed by or on behalf of the parties hereto.  Any such amendment shall be validly and sufficiently authorized for purposes of this Agreement if it is signed on behalf of Hearst and Argyle by any of their respective presidents or vice presidents.

4.8.     Term.  Subject to Article III, this Agreement shall expire upon the date of Deconsolidation with respect to all Post-Deconsolidation periods; provided, however, that all rights and obligations arising hereunder with respect to a Pre-Deconsolidation Tax Period shall survive until they are fully effectuated or performed and, provided, further, that notwithstanding anything in this Agreement to the contrary, all rights and obligations arising hereunder with respect to a Post-Deconsolidation Tax Period shall remain in effect and its provisions shall survive for the full period of all applicable statutes of limitation (giving effect to any extension, waiver or mitigation thereof).

4.9.  Effective Date.  This Agreement shall be effective as of the date it is ratified by the independent members of Argyle’s Board of Directors (the “Ratification Date”), and after such time it shall govern all open taxable periods and shall supersede all prior agreements as to the allocation of U.S. federal income tax liability between the parties to this Agreement for all such open taxable years and for all subsequent taxable years.  As of the Ratification Date, all such prior agreements are hereby canceled with respect to members of the Argyle Group.

4.10.  Severability.  If any provision of this Agreement or the application of any such provision to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid, illegal or unenforceable to any extent, the remainder of this Agreement or such provision or the application of such provision to such party or circumstances, other than those to which it is so determined to be invalid, illegal or unenforceable, shall remain in full force and effect to the fullest extent permitted by law and shall not be affected thereby, unless such a construction would be unreasonable.

4.11. Notices.  All notices and other communications required or permitted hereunder shall be in writing, shall be deemed duly given upon actual receipt, and shall be delivered (a) in person, (b) by registered or certified mail, postage prepaid, return receipt requested, or (c) by facsimile or other generally accepted means of electronic transmission (provided that a copy of any notice delivered pursuant to this clause (c) shall also be sent pursuant to clause (b), addressed as follows:

(a)   If to Argyle, to:

Harry T. Hawks

Executive Vice President &

Chief Financial Officer

Hearst-Argyle Television, Inc.

300 West 57th Street

New York, New York 10019

(b)   If to Hearst, to:

David L. Kors

Hearst Tower

214 North Tryon St.

Charlotte, North Carolina 28202

or to such other addresses or telecopy numbers as may be specified by like notice to the other parties.

4.12.  Further Assurances.  Hearst and Argyle shall execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments and take such other action as may be necessary or advisable to carry out their obligations under this Agreement and under any exhibit, document or other instrument delivered pursuant hereto.

4.13.  Entire Agreement.  This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof.

4.14.  Successors.  This agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of Hearst and Argyle succeeding to the tax attributes of such party under Section 381 of the Code), to the same extent as if such successor had been an original party hereto.  In the event that Hearst ceases to be the common parent (within the meaning of Section 1504 of the Code) of the Hearst Group, (i) this Agreement shall remain in effect for and in respect of tax periods during which Hearst was the common parent of the Hearst Group and (ii) for tax periods following the date on which Hearst ceases to be the common parent of the Hearst Group and during which another direct or indirect subsidiary of the Hearst Corporation becomes the common parent of the affiliated group (within the meaning of Section 1504 of the Code) of which Hearst was formerly the common parent, this Agreement shall be automatically modified to provide that each reference to “Hearst” (e.g., in “Hearst Group” and “Hearst Sub-Group”), other than as set forth in this Section 4.14, shall be replaced with the name of the new common parent of such affiliated group.

4.15.  Authorization, etc.  Each of the parties hereto hereby represents and warrants that it has the power and authority to execute, deliver and perform this Agreement, that this Agreement has been duly authorized by all necessary corporate action on the part of such party that this Agreement constitutes a legal, valid and binding obligation of each such party and that the execution, delivery and performance of this Agreement by such party does not contravene or conflict with any provision of law or of its charter or bylaws or any agreement, instrument or order binding on such party.

4.16.  Section Captions.  Section captions used in this Agreement are for convenience and reference only and shall not affect the construction of this Agreement.

4.17.  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO LAWS AND PRINCIPLES RELATING TO CONFLICTS OF LAW.

4.18.  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

4.19.  Proration.  For the years in which the Argyle Group joins or leaves the Hearst Group, the parties will elect to ratably allocate items (other than extraordinary items) of the Argyle Group in accordance with relevant provisions of the Treasury Regulation Section 1.1502-76.

4.20.  Argyle Separate Returns.  Argyle shall prepare and file or cause to be prepared and filed all Argyle Separate Returns (including any amended tax returns).  Argyle shall pay, or cause to be paid, and shall be responsible for, any and all taxes required to be paid with respect to or required to be reported on any Argyle Separate Return (including any increase in such tax as a result of a Final Determination).  Argyle shall control, at its own expense, all Tax Proceedings relating to Argyle Separate Returns.  Argyle shall be entitled to any refunds or credits of or relating to any Argyle Separate Returns.

IN WITNESS WHEREOF, each of the parties hereto has caused this agreement to be executed by a duly authorized officer as of the date first above written.

HEARST HOLDINGS, INC.

By:	/s/ Ron Doerfler
Name: Ron Doerfler
Title: Senior Vice President and
Chief Financial Officer

HEARST-ARGYLE TELEVISION, INC.

By:	/s/ Harry T. Hawks
	Name:	Harry T. Hawks
	Title:	Executive Vice President and
Chief Financial Officer